UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-31469

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Colorado	84-1509950
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

1872 Beaulac, Ville Saint-Laurent

Montreal, Quebec, Canada HR4 2E7

(Address of principal executive offices)

(514) 339-9355

Registrant’s telephone number, including area code:

Common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

Not applicable.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 93

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

By:	/s/ Karim Menassa
Karim Menassa, President, Chief Executive Officer, Chief Financial Officer

Date: February 21, 2017